                         Schultze Asset Management, LLC
                            3000 Westchester Avenue
                               Purchase, NY 10577
                               Tel: 914 701 5260
                               Fax: 914 701 5269


                                                              May 19, 2005

Robert A. Peiser, CEO, and
The Board of Directors of Imperial Sugar Company
Imperial Sugar Company
8016 Hwy 90A
Sugar Land, TX 77487

Dear Robert:

      On behalf of Schultze Asset Management, LLC ("Schultze LLC"), of which I am Managing Member, I am writing to offer that Schultze LLC acquire Imperial Sugar Company (the "Company") in a transaction beneficial to all shareholders and stakeholders.

      As you know, Schultze LLC is a long-term, significant stockholder of the Company, currently holding over 1.5 million shares, or approximately 14% of the Company's outstanding shares. This is currently the maximum amount we can own without triggering the Company's poison pill, which we believe severely reduces management's accountability to shareholders and limits the market for the Company's stock, because no shareholder is able to acquire 15% or more of the Company's shares without prior management approval. At the Company's February 1, 2005 annual meeting, the Company's shareholders -- the owners of the Company -- voted to recommend that the poison pill be eliminated. However, in the nearly four months since this shareholder mandate, you and the Board of Directors have apparently disregarded the shareholders' wishes and have taken no action to terminate the poison pill. We believe such inaction has adversely affected the Company's stock price and is totally inconsistent with best practices for corporate governance.

      As we explained in our original letter dated February 8, 2005, at that time we believed that the Company's stock price would have been much lower had we not been actively acquiring shares. The performance of the stock price since our February 8, 2005 letter confirms our prior analysis. The Company's stock price has steadily declined during the period in which the poison pill has limited our acquisition of additional shares.

      In our letter dated February 24, 2005, we reaffirmed our enthusiasm to engage you and the Board of Directors in a dialogue about a potential negotiated transaction between Schultze LLC and the Company. We also expressed in that letter our desire to begin due diligence immediately in order to confirm certain understandings we had about the Company, as well as our disappointment with your puzzling lack of interest in a potential opportunity to maximize shareholder value and your apparent total disregard of the shareholders' recommendation to terminate the Company's poison pill. In our letter dated March 8, 2005, we reiterated our financial capability and flexibility to consummate a potential transaction with the Company, and again requested permission to begin due diligence so that, once armed with information not otherwise publicly available (under the terms of an appropriate confidentiality agreement), we could confidently consider improving our offer in a manner that addressed specific management concerns.

      We struggle to see how your inaction and that of the Board of Directors in response to our inquiries either satisfies your fiduciary obligations or is in the best interests of shareholders. You and the Board of Directors (i) have not granted us entry to conduct even preliminary due diligence in order to gain information with which we could improve the terms of our offer, (ii) have refused to engage us in a dialogue at the expense of shareholders, and (iii) appear not to have taken any action with respect to the poison pill generally, nor did you grant us (as specifically requested) any limited individual latitude from the poison pill's suppression to allow us freely to communicate with the Company's other shareholders. We are frustrated that your rejection of our proposals has limited an opportunity to maximize shareholder value. We believe the Company's other shareholders are likely to feel the same way.

      Meanwhile, the Company's stock price has steadily declined. Given this and the Company's recent operating performance, I am articulating our intentions in writing for the fourth time in as many months so that you, your senior management and the Board of Directors may carefully consider our offer, which, as with our initial offer, remains at $17.00 per share, and is therefore now more attractive than ever. We consider our offer of $17.00 per share to be a highly attractive premium (approximately 35% based on the trailing twenty-day average closing price) to the now normalized share price. We strongly believe that the Board of Directors should find our offer, outlined below, to be fair and in the best interest of the Company's shareholders.

1. Offer. We are offering to acquire the Company in a merger for $17.00 per share in cash for all of the outstanding capital stock of the Company not currently owned by us. We appreciate that the Board of Directors would consider our ability to finance such an acquisition to be an important factor in its consideration. We are very pleased to reiterate that, as we have previously informed your advisors, our offer is not contingent on obtaining financing. We have adequate resources at our disposal to consummate the proposed acquisition. However, our offer is contingent on obtaining access to customary due diligence information from the Company.

2. Management. We believe the support of the Company's senior management will be critical to the ongoing success of the Company and very much want you and the other members of your senior management team to remain with the Company. Of course, we would expect that you as CEO would want to enter into an amended employment agreement with the Company.

3. Employee Issues. We expect to retain substantially all of the Company's current employees. We would hire an outplacement service to assist those not being retained. For those not being retained and not covered by employment or severance agreements, we would pay at least three months' severance.

4. Publicity. We believe that your refusal and the refusal of the Board of Directors to engage in a dialogue of negotiation regarding our offer has been detrimental to all shareholders and has stonewalled an attractive opportunity to substantially enhance the value to be realized by shareholders from their investment in the Company. We believe other shareholders may question whether or not your inaction constitutes a breach of the fiduciary duties the Board of Directors owes to them. As a result, we now feel compelled to publicly file this and our previous letters to you and the Board of Directors simultaneously with the delivery of this letter. We hope this underscores the seriousness of our offer. Given the current performance prospects for the Company as previously announced with your quarterly results, we believe the Board of Directors must seriously consider our offer as an attractive opportunity to maximize shareholder value. To that end, we are asking to meet with a committee of independent members of the Board of Directors, in order to conduct negotiations in an environment that places the concerns of shareholders above any perception of management personal interest or entrenchment.

5. Timing. We require that the Board of Directors respond to this letter and our proposal by 5 p.m. on May 25, 2005. If you do not respond by that time, we reserve the right to take whatever steps we deem necessary to preserve and maximize shareholder value.

6. No Binding Agreement. No agreement shall exist between Schultze LLC and the Company unless and until we negotiate and execute a definitive acquisition agreement in writing containing customary representations, warranties, covenants and closing conditions. Our offer is also subject to completion of customary due diligence, as mentioned above.

7. Offer to the Company Only; Not a Solicitation. Our offer is an offer to the Company only, and is not, and should not be interpreted to be, an offer to or a solicitation of an offer from any other person or entity, including, without limitation, any other shareholder of the Company. Our offer is not, and should not be interpreted to be, a solicitation of any consent or proxy from any other person or entity, including, without limitation, any other shareholder of the Company. Our offer is not, and should not be interpreted to be, nor does it represent or reflect, any agreement, arrangement or understanding (whether or not in writing) with any person or entity, other than the Company, for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

                            [Signature Page Follows]

      We hope you and the Board of Directors will give our proposal the serious consideration that our fellow shareholders would expect. We are certain that all shareholders would benefit from a process of good faith negotiations to delineate the details of the terms of our proposed transaction between Schultze LLC and the Company. Further, we are prepared to begin the due diligence process immediately, and believe the process will proceed very quickly.

                                           Very truly yours,

                                           Schultze Asset Management, LLC

                                           /s/ George Schultze
                                           -------------------------------------
                                           By: George Schultze
                                           Title: Managing Member

cc:   James J. Gaffney, Chairman of the Board
      Curtis G. Anderson, Director
      Gaylord O. Coan, Director
      Yves-Andre Istel, Director
      Robert J. McLaughlin, Director
      James A. Schlindwein, Director
      John K. Sweeney, Director

CONFIDENTIAL


Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577
914-701-5260

                                                                February 8, 2005

Robert A. Peiser, CEO
Imperial Sugar Company
8016 Hwy 90A
Sugar Land, TX 77487

Dear Robert:

     On behalf of Schultze Asset Management, LLC ("Schultze LLC"), of which I am the Managing Member, I am writing to enthusiastically propose that Schultze LLC acquire Imperial Sugar Company (the "Company") in a transaction beneficial to all shareholders and stakeholders. As you know, Schultze LLC is a long-term, significant stockholder of the Company. We believe that the current market price for the Company's stock would be much lower had we not been actively acquiring shares. With this in mind, I have articulated our intentions in writing so that you, your senior management and your board of directors may carefully consider them and properly decide the appropriate next steps.

     1. Offer. We are prepared to offer an aggregate of at least $150 million in cash to purchase all of the outstanding capital stock of the Company not currently owned by us. Based on the information in your latest Quarterly Report on Form 10-Q, we calculate that our offer would represent approximately $17.00 per share in cash. We anticipate that our offer will be contingent on obtaining access to customary information from the Company. We are confident, as is our financial advisor CRT Capital LLC, that we will receive the needed financing for the transaction. Attached to this letter is a highly confident letter from CRT Capital LLC and a term sheet for our expected financing, which will provide sufficient funds for the consummation of the transaction. We strongly believe that your board of directors will find this offer to be fair and in the best interests of the Company's shareholders.

     2. Increased Consideration. We believe that we could be prepared to increase the price mentioned in paragraph one if (a) we are allowed time and access in order to conduct due diligence and that due diligence validates certain understandings we have about the Company and its prospects and (b) we are able to negotiate a definitive acquisition agreement containing customary representations, warranties, covenants and closing conditions. We are prepared to begin the due diligence process immediately.

CONFIDENTIAL
February 8, 2005
Page 2



     3. MANAGEMENT. We believe the support of the Company's senior management will be critical to the ongoing success of the Company and very much want you and the other members of your senior management team to remain with the Company. Of course, we would expect you as CEO to enter into an amended employment agreement with the Company.


     4. EMPLOYEE ISSUES. We would also expect to retain substantially all of the Company's current employees. We would hire an outplacement service to assist those not being retained. For those not being retained and not covered by employment or severance agreements, we would pay at least three months' severance.

     5. PUBLICITY. In order to allow the Company's board of directors an opportunity to consider our intentions carefully, we want to emphasize that Schultze LLC is not at this time making a formal offer. This letter and our proposed offer is confidential and if the existence of either is made public by the Company or its board of directors prematurely, our proposal will immediately and automatically be withdrawn and be of no further effect.

     6. TIMING. We would ask that you and the Company's board of directors respond to this letter and our proposal by 5 p.m. on February 16, 2005. If you do not respond by that time, we reserve the right to make this letter and the terms of our proposed offer public and take whatever steps necessary to preserve our shareholder value.

     7. NO BINDING AGREEMENT. This letter is an expression of our current intention only. No agreement shall exist between Schultze LLC and the Company unless and until we negotiate and execute a definitive acquisition agreement in writing containing customary representation, warranties, covenants and closing conditions.

CONFIDENTIAL
------------
February 8, 2005
Page 3

     As a long-term investor, we are very excited about the prospect of acquiring Imperial Sugar Company. I understand you will need to proceed in a measured and proper manner in responding to our proposal. However, I hope that your response can be made in a timely manner. I look forward to talking further with you about our proposal.

                                             Very truly yours,

                                             Schultze Asset Management, LLC

                                             /s/ George Schultze
                                             -----------------------------------
                                             By: George Schultze
                                             Title: Managing Member

cc:  James J. Gaffney, Chairman of the Board
     Curtis G. Anderson, Director
     Gaylord O. Coan, Director
     Yves-Andre Istel, Director
     Robert J. McLaughlin, Director
     James A. Schlindwein, Director
     John K. Sweeney, Director

[CRT CAPITAL GROUP LLC LOGO]            CRT CAPITAL GROUP LLC
                                        262 Harbor Drive,
                                        Stamford CT 06902
                                        Tel. 203.569.6400
                                        Fax. 203.569.6499
                                        www.crtllc.com



February 8, 2005

Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577

Attention: Mr. George J. Schultze, Managing Member

Dear George:

We understand that Schultze Asset Management ("Schultze") has a desire to propose a recapitalization of Imperial Sugar Company (the "Company") in which Schultze would acquire the Company (the "Transaction"). You have advised us that the Transaction would require $150 million of debt financing in the form of fixed rate senior secured notes (the "Financing").

We are pleased to confirm that CRT Capital Group LLC is highly confident in our ability to arrange the Financing and would welcome the opportunity to pursue the offering.

Our ability to successfully arrange the Financing is subject to certain factors, including, without limitation, (i) satisfactory market conditions existing at the time of the Financing; (ii) execution of documentation customary in transactions of this type; and (iii) satisfactory completion of business, tax, financial, legal, accounting and other customary due diligence matters with respect to the Company.

CRT Capital Group LLC is an integrated investment banking firm focused on high-yield and convertible debt, capital structure arbitrage, equity securities, mergers and acquisitions, special situations and distressed securities. CRT Capital Group LLC is well-capitalized, and actively trades senior and subordinated bonds, bank debt, trade claims, convertible bonds, equities, real estate loans, tax-exempt securities and private placements. CRT Capital Group LLC's investment banking group has completed numerous advisory and financing transactions. CRT Capital Group LLC was founded in 1990.

For the avoidance of doubt, this letter is not a guarantee of the availability of the Financing. CRT Capital Group LLC has not committed to arrange the Financing and shall not be obligated to purchase any securities of the Company by virtue of this letter or otherwise.

                                                  Schultze Asset Management, LLC
                                                                February 8, 2005
                                                                          Page 2

We look forward to working with you to achieve a successful completion of the Financing and the Transaction.

Sincerely,

CRT Capital Group, LLC



/s/ Michiel McCarty
-------------------------------------
By Michiel McCarty, Managing Director

(CRT LOGO)                                  CRT CAPITAL GROUP LLC
                                            262 Harbor Drive, Stamford CT 06902
                                            Tel. 203.569.6400  Fax. 203.569.6499
                                            www.crtllc.com


                  INDICATIVE TERM SHEET - SENIOR SECURED NOTES

--------------------------------------------------------------------------------
Issuer:                     Imperial Sugar Company (the "Company")
--------------------------------------------------------------------------------
Issue Amount:               $150 million
--------------------------------------------------------------------------------
Issue:                      Senior Secured Notes
--------------------------------------------------------------------------------
Coupon:                     7.50% area (subject to market conditions), payable
                            semi-annually
--------------------------------------------------------------------------------
Maturity:                   7 years
--------------------------------------------------------------------------------
Optional Redemption:        Non-call 4, callable thereafter at par plus
                            1/2 coupon, declining to par
--------------------------------------------------------------------------------
Ranking:                    Secured by substantially all assets of the Company,
                            including all subsidiaries, except those assets
                            that may be pledged to secure a revolving credit
                            facility
--------------------------------------------------------------------------------
Use of Proceeds:            Recapitalization by Schultze Asset Management
--------------------------------------------------------------------------------
Change of Control:          Put at 101.0%
--------------------------------------------------------------------------------
Covenants:                  Customary for senior secured notes (incurrence only)
--------------------------------------------------------------------------------
Sole Book-Running Manager:  CRT Capital Group LLC
--------------------------------------------------------------------------------
Execution:                  144(a) with registration rights
--------------------------------------------------------------------------------

CONFIDENTIAL


Schultze Asset Management, LLC ("Schultze LLC")
3000 Westchester Avenue
Purchase, NY 10577
914-701-5260


                                                  February 24, 2005



Robert A. Peiser, CEO, and
The Board of Directors (the "Board") of
Imperial Sugar Company (the "Company")
8016 Hwy 90A
Sugar Land, TX 77487

Dear Robert:

     The Board's response to our letter dated February 8, 2005 (the "Letter") disappointed and puzzled us and does not advance the best interests of the Company's shareholders. We believe the potential deal outlined in the Letter (the "Transaction") represents a fantastic opportunity for the Company and its shareholders. We do not understand why the Board is not interested in further exploring the Transaction or -- at the very least -- engaging in a dialogue with Schultze LLC about ways to maximize shareholder return. We think you owe that to one of your largest shareholders.

     As noted in our Letter and in subsequent correspondence with you and your advisors, we are prepared to increase the price if due diligence indicates a higher value for the Company. We are ready and eager to begin immediately the due diligence process and are prepared to enter into a standstill agreement before we proceed. Unfortunately, we understand the Board believes we should wait until announcement of the Company's Q2 results -- possibly more than ten weeks from now -- to even begin discussions about a potential deal (never mind the diligence process). If the Board expects improved Q2 results, allowing us to start our due diligence as soon as possible will only bolster the likelihood that we would increase the price. Delaying our discussions, and the due diligence process, only delays the return to shareholders that our proposal will yield and that shareholders deserve.

     It is important that Schultze LLC and the Company's other shareholders be allowed to engage in frank, wide-ranging discourse about the Company and its prospects. We believe that open exchange among the Company's shareholders can only enhance the Company's value. It is clear that other shareholders feel the same way, given the recent shareholder mandate to abolish the Company's poison pill. Accordingly, we demand that the Board terminate the pill or, at the very least, provide us adequate assurance that Schultze LLC may engage in completely unfettered communications with the Company's other shareholders without risk of triggering the shareholder-denounced pill.

CONFIDENTIAL
February 24, 2005
Page 2

      We hope you will reconsider your initial reaction to our proposal. I am happy to answer any questions you may have about our terms. Again, we are serious about our potential acquisition of the Company and are prepared to move on a swift timeline, including rapidly moving into merger negotiations. We look forward to hearing from you soon.


                           Very truly yours,

                           Schultze Asset Management, LLC
                           GEORGE SCHULTZE
                           Digitally signed by George Shultze
                           DN: CN = George Schultze, C = US, O = Schultze Asset Mgmt., LLC, OU = SAM
                           Location: Purchase, NY
                           Date: 2005.02.24  19:36:26-05'00'
                           -----------------------------------------------------
                           By: George Schultze
                           Title: Managing Member





cc: James J. Gaffney, Chairman of the Board
    Curtis G. Anderson, Director
    Gaylord O. Coan, Director
    Yves-Andre Istel, Director
    Robert J. McLauglin, Director
    James A. Schlindwein, Director
    John K. Sweeney, Director

SCHULTZE ASSET MANAGEMENT, LLC

                                                         3000 Westchester Avenue
                                                         Purchase, NY 10577
                                                         Tel: 914-701-5260
                                                         Fax: 914-701-5269

                                           March 8, 2005

Robert A. Peiser, CEO, and
The Board of Directors (the "Board") of
Imperial Sugar Company (the "Company")
8016 Hwy 90A
Sugar Land, TX 77487

Gentlemen:

     We appreciate your candor about the financial condition of the Company and your concerns about our ability to finance a potential transaction (the "Transaction") as outlined in our letter dated February 8, 2005. We understand you believe that the capital markets will not finance the Transaction as originally structured and priced in light of management's current expectations about the Company's financial performance. Our perception of the capital markets and the Company's prospects differs from yours. We are optimistic about the Company's future, remain excited about a potential acquisition of the Company, and continue to believe that we can successfully finance the Transaction.

     We understand that your primary concern about our proposal is the lack of an equity component. We have two responses to this concern that we hope you will consider. First, we have already invested significant equity in the Company. We are the Company's second largest shareholder and currently own almost 14% of the Company, representing an investment by Schultze LLC of over $21 million, based upon Monday's closing price of $14.90. Second, Schultze LLC has substantial additional capital at its disposal, with which we may be prepared to add an equity component to our original proposal. We have many financing options available to us that will allow us to structure the Transaction with a flexible mix of debt and equity. One of our options is to utilize bridge financing to assure you that the limitations of the capital markets will not jeopardize the completion of the Transaction. However, the costs of obtaining bridge financing would likely require us to reduce the purchase price. In any event, we cannot specify the amount and terms under which we would add equity to our proposal without more information about the Company's financial and business status and prospects than is currently publicly available. Again, we would like to be allowed access to conduct due diligence, under the terms of confidentiality and standstill agreements, as soon as possible. If due diligence reveals the information we expect to find, we are confident that we can finance the Transaction in an appropriate manner consistent with the requirements imposed by the capital markets at the time of the closing, and that we can deliver the value necessary for shareholders to consider the Transaction fair.

     We understand senior management may be wary of running what they perceive to be an over-leveraged Company. We continue to believe that the support and participation of current management will be critical to the Company's future success. We are confident that if we are given access to senior management, they will become more comfortable with our many financing options. We look forward to discussing our plans with senior management in more detail and addressing management's leverage concerns.

     We are concerned that, rather than encouraging a dialogue with us, the Board is discouraging a legitimate, attractive proposal by an investor with the sophistication and financial resources to consummate a deal and the willingness to be flexible about its pricing and structure. We see only the potential for substantial benefit to the Company's shareholders and no potential risk to the Company by engaging us in further discussions and giving us access to Company information that could lead to a successful Transaction.

     We look forward to hearing from you soon.

                                 WWW.SAMCO.NET

                                      -2-                         March 8, 2005



                                        Very truly yours,



                                        Schultze Asset Management, LLC



                                                        Digitally signed by
                                                        George Schultze
                                                        DN: CN=George Schultze,
                                                        C=US, O=Schultze Asset
                                        GEORGE SCHULTZE Mgmt., LLC, OU=SAM
                                                        Location: Purchase, NY
                                                        Date: 2005.03.06
                                                        16:57:58 -06'00'
                                        _______________________________________
                                        By:    George Schultze
                                        Title: Managing Member




cc:  James J. Gaffney, Chairman of the Board
     Curtis G. Anderson, Director
     Gaylord O. Coan, Director
     Yves-Andre Istel, Director
     Robert J. McLaughlin, Director
     James A. Schlindwein, Director
     John K. Sweeney, Director